SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 13)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
520 Madison Avenue, 8th Floor
New York, New York 10022
(212) 284-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Private Investments LLC 13-3940694

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 16,025,177 -0- 16,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 14,294,215 -0- 14,294,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,294,215

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.9%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 979,841 -0- 979,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Ascent Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,862,585 -0- 2,862,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,862,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 556,121 -0- 556,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 043262 X1 01	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 16,025,177 -0- 16,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 16,025,177 -0- 16,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3%

14	TYPE OF REPORTING PERSON* IN

           Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 12, filed April 4, 2001.

Item 2.                 Identity and Background

           Item 2 is hereby deleted in its entirety and restated as follows:

           The following table provides certain information about each of the Reporting Persons.

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Business

Furman Selz Investors II L.P. ("Investors") 520 Madison Avenue, 8th Floor New York, New York 10022	Delaware	Limited Partnership for Investments

FS Employee Investors LLC ("Employee Investors") 520 Madison Avenue, 8th Floor New York, New York 10022	Delaware	Limited Liability Company for Investments

FS Ascent Investments LLC ("Ascent Investements") 520 Madison Avenue, 8th Floor New York, New York 10022	Delaware	Limited Liability Company for Investments

FS Parallel Fund L.P. ("Parallel Fund") 520 Madison Avenue, 8th Floor New York, New York 10022	Delaware	Limited Partnership for Investments

FS Private Investments LLC ("Private Investments") 520 Madison Avenue, 8th Floor New York, New York 10022	Delaware	Manager of Investors, Employee Investors, Parallel Fund and Ascent Investments

Brian P. Friedman 520 Madison Avenue, 8th Floor New York, New York 10022	USA	Managing Member of Private Investments

James L. Luikart 520 Madison Avenue, 8th Floor New York, New York 10022	USA	Managing Member of Private Investments

          The managing member of Employee Investors and the general partner of both Investors and Parallel Fund is an indirect subsidiary of ING Bank N.V., which, in turn, is wholly owned by ING Groep N.V. Both ING Bank N.V. and ING Groep N.V. are foreign corporations organized under the laws of the Netherlands. The name, business address and citizenship of each member of the executive board of ING Bank N.V. and of ING Groep N.V. are set forth in the attached schedules A and B, respectively.

          Private Investments serves as the manager of Investors, Employee Investors, Parallel Fund (each a "Fund" and, collectively, the "Funds") and Ascent Investments and in such capacity has the sole power to vote and to dispose of securities held by the Funds and Ascent Investments. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

Item 3.                 Source and Amount of Funds.

           Item 3 is hereby deleted in its entirety and restated as follows:

          There were no additional funds provided for the transactions described in Item 4.

Item 4.                 Purpose of Transaction .

            Item 4 is hereby amended to add the following thereto:

          On June 29, 2001, the Company delivered to Ascent Investments one Fifth Amendment Warrant to purchase 1,000,000 Depositary Shares pursuant to the terms of the Fifth Amendment and the Ascent/Investments Loan Agreement.

          The Funds and Ascent Investments intend to use their collective shareholder position to maximize shareholder value, to help the Company grow and possibly to achieve a sale of the Company or implement other alternatives at some undetermined future time.

Item 5.                 Interest in Securities of the Issuer .

           Item 5(a) is hereby deleted in its entirety and restated as follows:

          (a)

                                                   Shared        Shared        Sole      Sole
                        Number of Shares to        Voting        Investment    Voting    Investment   Percentage
Name                    be Beneficially Owned      Power         Power         Power     Power        of Class
----                    ---------------------      ---------     ---------     --------  ----------   ----------

Private Investments          16,025,177            16,025,177    16,025,177        0       0          67.3%

Investors                    14,294,215            14,294,215    14,294,215        0       0          61.9%

Employee Investors           979,841               979,841       979,841           0       0          5.6%

Ascent Investments           2,862,585             2,862,585     2,862,585         0       0          15.9%

Parallel Fund                556,121               556,121       556,121           0       0          3.2%

Brian P. Friedman            16,025,177            16,025,177    16,025,177        0       0          67.3%

James L. Luikart             16,025,177            16,025,177    16,025,177        0       0          67.3%

          As of May 11, 2001, the Company had 17,009,722 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

(b) (c) (d) (e)	See the responses to Items 2 and 5(a) hereof. See the response to Item 4 hereof. Not applicable. Not applicable.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS ASCENT INVESTMENTS LLC By: FS PRIVATE INVESTMENTS LLC By:/s/ * Name: James L. Luikart Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ * Name: James L. Luikart

*     By:/s/ Brian P. Friedman
               Brian P. Friedman

SCHEDULE A

ING BANK N.V.

The Executive Board of ING Bank N.V. consists of the following individuals:

E. Kist (Chairman) M. Tilmant (Vice Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan D. Robins

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Bank N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F. S. Hubbell (United States) and D. Robins (United Kingdom).

SCHEDULE B

ING GROEP N.V.

The Executive Board of ING Groep N.V. consists of the following individuals:

E. Kist (Chairman) M. Tilmant (Vice Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan D. Robins

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Groep N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F. S. Hubbell (United States) and D. Robins (United Kingdom).